[Cooley Godward Kronish LLP Letterhead]

December 13, 2006

Mary Mast
Amy Bruckner
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Affymax, Inc.
File 333-136125
Form S-1 filed July 28, 2006

Dear Mary and Amy:

        Following up on our telephone conference today with the staff of the Securities and Exchange Commission (the "Staff"), this letter is filed as a supplemental response to the comment letter (the "Comment Letter") dated December 6, 2006. We are providing a supplemental response to the first question posed in the Comment Letter as well as an update on current issuances of equity securities by the Company since September 27, 2006.

1.
FORM S-1

Notes to Financial Statements

Note 2.    Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-12.

        It appears that your Hematide renal clinical trials in the U.S. are ongoing, which appears to conflict with oral representations made to us by the company. Please revise your filing to clarify the current stage of your Hematide clinical trials. Tell us why your conclusion that you're your [sic] will complete Phase II trials for both the renal and oncology Hematide indications is a reasonable assumption in relation your loss contract analysis.

        The Company has previously provided its response to the Staff's comments by letter dated December 8, 2006. Based on our telephone call today, the Company supplements that response by confirmation that the Company's loss contract analysis would result in profitability under the Takeda Arrangement in the event of failure of Hematide in Phase 2 clinical studies in either of the renal or oncology indications, or both.

December 13, 2006
Page Two

2.
Subsequent Equity Issuances

        The table below sets forth the equity instruments issued by the Company, including exercise price, issued subsequent to September 30, 2006, the latest balance sheet date included in the Company's filings.

Equity Instrument	Date of Issuance	Shares	Exercise Price
Stock Options	10/25/2006	9,500	$18.84

        As discussed, we have conferred with the John Krug of the Staff regarding the timing for acceleration of our request for effectiveness of the registration statement.

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato

cc:
Paul B. Cleveland, Affymax, Inc.
Grace Shin, Affymax, Inc.
Laura A. Berezin, Cooley Godward Kronish LLP
Glen Y. Sato, Cooley Godward Kronish LLP
Greg N. Vlahos, PricewaterhouseCoopers
Tania Devilliers, PricewaterhouseCoopers
Bruce K. Dallas, Davis Polk & Wardwell
Mischa Travers, Davis Polk & Wardwell